                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            JERRY'S FAMOUS DELI, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            JERRY'S FAMOUS DELI, INC.
                       (NAME OF FILING PERSONS, OFFERORS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  476 52 34 02
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            ISAAC STARKMAN, CHAIRMAN
                            JERRY'S FAMOUS DELI, INC.
                             12711 VENTURA BOULEVARD
                         STUDIO CITY, CALIFORNIA 91604
                                 (818) 766-8311

                                    COPY TO:

                          CATHERINE DEBONO HOLMES, ESQ.
                     JEFFER, MANGELS, BUTLER & MARMARO, LLP
                                   10TH FLOOR
                            2121 AVENUE OF THE STARS
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 203-8080

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                           CALCULATION OF FILING FEE

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    TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
-------------------------------------------------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

AMOUNT PREVIOUSLY PAID: -------------------------
FILING PARTY: -----------------------------------
FORM OR REGISTRATION NO.: -----------------------
DATE FILED: -------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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FOR IMMEDIATE RELEASE                           CONTACT:  ISAAC STARKMAN
                                                          CEO
                                                          (818) 766-8311



               JERRY'S FAMOUS DELI INC. ANNOUNCES THAT INDEPENDENT
                   COMMITTEE HAS ENDORSED COMPANY SELF TENDER



STUDIO CITY, CA - April 3, 2001--Jerry's Famous Deli Inc. (NASDAQ:DELI), announced that an Independent Committee of the Board of the Company has directed the Company to prepare a tender offer for up to 600,000 common shares of the Company for a repurchase price of up to $5.30 per share. The Company has accordingly begun the preparation of an Offer to Purchase, which the Company expects to mail to shareholders within approximately three to four weeks. The price and size of the tender are subject to change and contingencies, including approval of the Company's lenders and no material change in circumstances while the offer is being prepared or during the offering period. In addition the Company has not yet received definitive advice from its major shareholders as to whether, or how many shares, they might tender in the offer. If the Company's major shareholders do not tender a significant number of shares, the Company would have the ability to purchase all of the shares held by non-affiliates of the Company. If the number of shares held by non-affiliates of the Company falls below 500,000 shares, as it could as a result of the tender offer, the Company's shares would be de-listed from the Nasdaq SmallCapMarket.

The Company is the operator of Jerry's Famous Deli and Solley's Delicatessen and Bakery in Southern California, and Wolfie Cohen's Rascal House and The Epicure Market in South Florida, with a licensing agreement at Universal CityWalk, California.

Statements made herein that are not historical facts are forward-looking statements. Important factors that could cause the forward looking statements concerning the tender offer discussed above not to occur are noted above. In addition, litigation, economic developments, alternative strategic proposals, legal complications, the expense, or a negative market or shareholder response, among other factors, could alter the plan for a tender offer.